                              Filed by Gilat Satellite Networks Ltd.
                              Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rules 13e-4 and 14d-1 under the Securities Exchange Act of 1934


                              Subject Company: rStar Corporation
                              Commission File No. 000-27029


     On June 25, 2002, Gilat Satellite Networks Ltd. and rStar Corporation issued the following joint press release:


FOR IMMEDIATE RELEASE
---------------------
June 25, 2002


              RSTAR CORPORATION AND GILAT SATELLITE NETWORKS LTD.
               ANNOUNCE EXTENSION OF EXPIRATION DATE FOR EXCHANGE
                  OFFER AND RESULTS OF RSTAR'S ANNUAL MEETING

    - End of the Temporary Suspension of Exchange Offer; rStar Stockholders Approve Proposed Acquisition of StarBand Latin America


San Ramon, California, and Petah Tikva, Israel, June 25, 2002 - rStar Corporation (Nasdaq: RSTR) and Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, announced today the end of the temporary suspension of the exchange offer for shares of rStar common stock. rStar and Gilat resumed the exchange offer with the mailing to rStar stockholders of the updated Offer to Exchange, dated June 25, 2002, containing Gilat's audited financial statements for the fiscal year ended 2001. rStar and Gilat also announced that the expiration date for the exchange offer has been
extended to 12:00 Midnight, New York City time, Thursday, July 25, 2002.   The
expiration date for the exchange offer is subject to further extensions.

rStar and Gilat commenced the exchange offer on March 28, 2002. However, in accordance with applicable SEC rules and regulations, the exchange offer was temporarily suspended on April 1, 2002 until such time as rStar stockholders were provided with an updated Offer to Exchange containing Gilat's audited financial statements for the fiscal year ended December 31, 2001. These financial statements are contained in the updated Offer to Exchange dated June 25, 2002. Accordingly, with the mailing of the Offer to Exchange dated June 25, 2002 and a revised Letter of Transmittal to rStar stockholders, rStar and Gilat have resumed the exchange offer for shares of rStar common stock. Tenders of shares of rStar common stock before the July 25, 2002 expiration date will now be accepted by the exchange agent.

rStar stockholders are advised that the Offer to Exchange dated June 25, 2002 contains updated information concerning Gilat, including Gilat's financials statements and risk factors, and should be referred to instead of the Offer to Exchange dated March 28, 2002.

Gilat and rStar also announced that at rStar's Annual Meeting held on April 30, 2002, stockholders approved, among other things, the proposed acquisition by rStar of StarBand Latin America from Gilat. The closing of rStar's proposed acquisition of StarBand Latin America is expected to take place contemporaneously with the expiration of the exchange offer.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of rStar's common stock. The solicitation of offers to buy rStar's common stock will only be made pursuant to the Offer to Exchange and related materials that rStar and Gilat mails to rStar's stockholders. rStar stockholders should read those materials carefully because they contain important information, including the various terms and conditions to the exchange offer.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe, with SES GLOBAL and, upon closing and following regulatory approval, Alcatel Space and SkyBridge, subsidiaries of Alcatel. Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

About rStar Corporation

rStar (Nasdaq: RSTR) through its r)Star Broadband Networks, Inc. subsidiary, develops, provides and manages satellite-based networks for large-scale deployment across corporate enterprises, educational systems, and user communities of interest. rStar's core products include remote high-speed Internet access, data delivery, high-quality video and networking services distributed though its satellite broadband Internet gateway and bi-directional solutions. rStar's technology assures instantaneous, consistent, secure and reliable delivery of content within the rStar network. rStar is located in San Ramon, California, and can be reached at 925-543-0300 or at www.rstar.com on the Web.

Important Legal Information

This announcement is neither an offer to purchase shares nor a solicitation of an offer to sell securities, or any recommendation with respect to the exchange offer. Gilat has filed a post-effective amendment to its registration statement, of which the updated Offer to Exchange dated June 25, 2002 is a part, and rStar and Gilat have also filed an amended tender offer statement reflecting the resumption of the exchange offer and the distribution of the updated Offer to Exchange. The post-effective amendment to the registration statement and tender offer statement were originally filed with the U.S. Securities and Exchange Commission on June 25, 2002 and February 14, 2002, respectively. We advise all security holders to read the post-effective amendment to the registration statement and amended tender offer statement because they contain important information. You can obtain the Gilat post-effective amendment to the registration statement, of which the Offer to Exchange is a part, the rStar and Gilat tender offer statement, and other filed documents for free at the Securities and Exchange Commission's website (www.sec.gov). You can also obtain such documents for free from rStar or Gilat.


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
Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of rStar and Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions. For additional information regarding these and other risks and uncertainties associated with rStar and Gilat's business, reference is made to rStar's and Gilat's reports filed from time to time with the Securities and Exchange Commission.

The safe-harbor provided by the Private Securities Litigation Reform Act of 1995 is not available to forward-looking statements made in the context of the exchange offer for rStar shares.


FOR FURTHER INFORMATION:

GILAT COMPANY CONTACT:
Tim Perrott
Vice President, Investor Relations
Gilat Satellite Networks
McLean, Virginia
703-848-1515
Tim.Perrott@spacenet.com

GILAT  INVESTOR RELATIONS CONTACT:
Ruder Finn, Inc.
Magda Gagliano
212-593-6319
gaglianom@ruderfinn.com

RSTAR CORPORATION CONTACT:
Juleen Murray
925-543-9239
jmurray@rstar.com

RSTAR INVESTOR RELATIONS CONTACT:
Pondel/Wilkinson Group, Los Angeles (Investor Relations)
Cecilia A. Wilkinson/Julie MacMedan
310-207-9300
investor@pondel.com


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